SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

PACIFIC BIOSCIENCES OF CALIFORNIA, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
69404D 10 8
(CUSIP Number)
DECEMBER 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	69404D 10 8	13G	Page 2	of	4 Pages

1.	NAMES OF REPORTING PERSONS GEN-PROBE INCORPORATED

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	5.	SOLE VOTING POWER

NUMBER OF		3,276,540

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,276,540

WITH:	8.	SHARED DISPOSITIVE POWER

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,276,540

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	6.2%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Item 1(a).	Name of Issuer:
     PACIFIC BIOSCIENCES OF CALIFORNIA, INC.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
     1380 WILLOW ROAD, MENLO PARK, CA 94025

Item 2(a).	Name of Person Filing:
     GEN-PROBE INCORPORATED

Item 2(b).	Address of Principal Business Office:
     10210 GENETIC CENTER DRIVE, SAN DIEGO, CA 92121

Item 2(c).	Citizenship:
     DELAWARE

Item 2(d).	Title of Class of Securities:
     COMMON STOCK

Item 2(e).	CUSIP Number:
     69404D 10 8

Item 3.	Not applicable. Schedule 13G is being filed pursuant to Rule 13d-1(d).

Item 4.	Ownership
(a)	Amount Beneficially Owned: 3,276,540

(b)	Percent of Class: 6.2%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 3,276,540

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 3,276,540

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of 5 Percent or Less of a Class
     Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person
     Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
     Not applicable.

Item 8.	Identification and Classification of Members of the Group
     Not applicable.

Item 9.	Notice of Dissolution of a Group
     Not applicable.

Item 10.	Certification
     Not applicable.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 11, 2011

GEN-PROBE INCORPORATED
By:	/s/ R. William Bowen
R. William Bowen
Senior Vice President, General Counsel and Corporate Secretary